April 8, 2014

EDGAR
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn: Ms. Jennifer Thompson
  Accounting Branch Chief

Re:          Yappn Corp.
Form 10-K for Fiscal Year Ended May 31, 2013
File No. 000-55082
Filed September 13, 2013

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter, dated March 12, 2014 and addressed to Mr. Craig McCannell Chief Financial Officer of Yappn Corp. (the “Company”) with respect to the Company’s Form 10-K for the Fiscal Year Ended May 31, 2013 (the “10-K”).

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the comments and the Company’s responses set forth below, the Company has filed an amendment to Form 10-K.

Form 10-K for the Fiscal Year Ended May 31, 201 3

Item 9A. Controls and Procedures, page 21

1.
Please explain or revise to include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of May 31, 2013 as required by Item 307 of Regulation S-K.

Response:

The Amended 10-K has been revised in response to the Staff’s comment. Please see page 21.

Item 15. Exhibits, Consolidated Financial Statements Schedules

Report of Independent Registered Public Accounting Firm, page F-2

2.
We note your current auditor, MNP LLP, makes reference to the prior auditor as having audited the period from November 3, 2010 (inception) to May 31, 2012, and in the last sentence of the first paragraph states that MNP LLP's opinion, in so air as it relates to the period from inception to May 31, 2012, is based solely on the report of other auditors. We also note that MNP LLP's opinion in the third paragraph of its report only includes the fiscal year ended May 31, 2013. Please note that auditor association with cumulative amounts from inception through the latest balance sheet date is required so long as you are in the development stage. Please request your current auditor to revise the third paragraph of its report to cover the cumulative period from November 3, 2010 (inception) through May 31, 2013. To the extent your current auditor does not assume responsibility for the audit of the entirety of the cumulative amounts from inception, it should retain the reference to the predecessor auditor in the introductory paragraph of the audit report and refer to the report of the other auditor in expressing its opinion in the third paragraph. Additionally, the predecessor auditor's report to which reference is made is required to be included in the filing. As such, we also note the report of your prior auditor, D. Brooks and Associates CPA's P.A., included on page F-3, does not include the period of November 3, 2010 (inception) through May 31, 2012 in the scope of its audit report, which is referenced by your current auditor in its report. To the extent your current auditor will make reference to your prior auditor in its report, please request that your prior auditor revise its report to also cover its responsibility for the cumulative period from November 3, 2010 (inception) through May 31, 2012 in the first and third paragraphs of its audit report. Refer to paragraph 13 of PCA013 AU Section 508 for an example of how to indicate this division of responsibility between your current and former auditors. Also see Rule 2-05 of Regulation S-X.

Response:

The Amended 10-K has been revised in response to the Staff’s comment. Please see page F-2.

In connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP (212 981-6772).

Sincerely,

/s/ Craig McCannell
Craig McCannell
Chief Financial Officer